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SP 03603

03002403

[ATES
ANGE COMMISSION
.C. 20549

SEC FILE NUMBE
8· 32465

SEC MAIL
RECEIVED
FEB 2 8 2003
WASH. D.C.
207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Whitestone Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Joy Drive

(No. and Street)

New Hyde Park   New York   11040

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas   (516) 365-0280

                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company

(Name — if individual, state last, first, middle name)

1444 86th Street   Brooklyn   New York   11228

(Address)   (City)   (State)   Zip Cod

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(

MAR 1 3 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _Anthony Pappas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Whitestone Securities Inc._____ as of _December 31_____, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of New York
County of Queens
12ᵗʰ February 2003

Anthony Pappas
Signature

President
Title

MARION PERRONE
Notary Public, State of New York
No. 41—4757881
Qualified in Queens County
Commission Expires Dec 31, 2006

Marion Perrone
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WHITESTONE SECURITIES INC.
S.E.C. I.D. NO. 8-32465

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2002 AND INDEPENDENT AUDITORS'
REPORT AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCUTRE

OPEN FOR PUBLIC INSPECTION

WHITESTONE SECURITIES, INC.
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

The Board of Directors
WHITESTONE Securities, Inc.

We have audited the accompanying statement of financial condition of Whitestone Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitestone Securities, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brooklyn, New York
February 14, 2003

Colabella & Company

1

WHITESTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

Assets

Current Assets

Cash and cash equivalents	$	85,079
Restricted cash		50,000
Marketable securities		282,599
Marketable securities-private placement		12,600
Rent deposits		2,562
Commissions receivable		3,361
Prepaid expenses		1,977
Total Current Assets		438,178

Property and equipment

Furniture	955
Computer	3,237
Total Property and Equipment	4,192
Less: accumulated depreciation	(4,192)
Property and equipment (net)	-

Total Assets	$	438,178

Liabilities and Shareholders' Equity

Liabilities

Accounts payable & accrued expenses	$	3,731
Deferred income taxes		36,055
Total Liabilities		39,786

Shareholders' Equity

Common stock	1,000
Additional paid-in capital	121,571
Retained earnings (Includes $119,619 of unrealized gains)	275,821
Total Shareholders' Equity	398,392

Total Liabilities and Shareholders' Equity	$	438,178

See Auditor's Report and Notes to Financial Statements

WHITESTONE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2002

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance as of January 1, 2002	1	$ 1,000	$ 121,571	$ 287,522	$ 410,093
Net Loss				(11,701)	(11,701)
Balance as of December 31, 2002	1	$ 1,000	$ 121,571	$ 275,821	$ 398,392

NOTE 1 - NATURE OF BUSINESS

Nature of operations - Whitestone Securities, Inc (the Company) was incorporated on July 5, 1984 under the laws of the State of New York for the purpose of doing business as a Securities Broker-Dealer. The Company is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) to serve as a broker for U.S. Government and corporate securities. The Company derives the majority of its revenue through securities commissions and proprietary trading profits. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through a clearing arrangement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Cash equivalents – Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Restricted cash - Restricted cash consists of funds on deposit pursuant to a contractual agreement.

Concentration of credit risk – The Company maintains its cash at various financial institutions. The cash balances at these institutions do not exceed the available Federal Deposit Insurance Corporation (FDIC) as of December 31, 2002.

Marketable securities - Securities owned are valued at quoted market prices. The unrealized gain or loss resulting from the difference between cost and market is included in income.

Property & equipment - Property & equipment are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

WHITESTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2002

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company's Net Capital requirement is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), as defined, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 8 to 1. As of December 31, 2002, the Company had net capital of $383,921 which was $283,921 in excess of its $100,000 requirement, and a ratio of aggregate indebtedness to net capital of .01 to 1 (1%).

NOTE 4 – INVESTMENTS

The following is a summary of securities at December 31, 2002:

	Cost	Gross Unrealized Gains	Fair Value
U.S. Treasury Notes	$ 90,000	$ 1,513	$ 91,513
U.S. corporate securities	72,980	118,106	191,086
	$ 162,980	$ 119,619	$ 282,599

NOTE 5 – CAPITAL STRUCTURE

At December 31, 2002, the Company has one share of no par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. All common shares are restricted from transfer to third parties without the Company or other shareholders first being offered the right to purchase those shares at the current market price.

NOTE 6 - INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns.

A deferred tax liability has been established due to temporary differences between book and tax in accordance with GAAP from unrealized gains on marketable securities being held by the Company.

Deferred tax liability January 1, 2002	$ 41,069
Adjustment due to decrease in market value of securities in 2002	(5,014)
Deferred tax liability December 31, 2002	$ 36,055

NOTE 7 - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The customer transactions are transacted on a cash basis through the facilities of its clearing broker. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customer.

NOTE 8 - EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

During fiscal 2000, the FASB issued statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." This standard requires that derivatives be recognized in the balance sheet at fair value. Designation as hedges of specific assets or liabilities is permitted only if certain conditions are met. Effective in fiscal 2000, the Company will be required to record and mark to market any derivative financial instruments and related underlying assets, liabilities and firm commitments. Based on current operations, there should be minimal impact on the Company's financial statements.

WHITESTONE SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2002

Computation of Net Capital

Shareholders' Equity	$	398,392
Deferred income taxes		36,055
Tentative Net Capital		434,447
Deductions and/or charges:		
Non-allowable assets		(15,162)
Haircuts on securities		(35,364)
Net Capital	$	383,921
Required Capital	$	100,000
Net Capital in Excess of Requirement	$	283,921

Computation of Aggregate Indebtedness

Accounts payable & accrued expenses	3,731
Total Aggregate Indebtedness	3,731
Ratio of aggregate indebtedness to net capital	.01 to 1
Percentage of aggregate indebtedness to net capital	1.0%

Reconciliation with Company's calculation as reported on December 31, 2002 FOCUS report

Net Capital as reported in December 31, 2002 Form X-17A-5, Part IIA unaudited FOCUS report		385,399
Adjustments to record prepaid expenses		1,977
Adjustments to accrue year-end liabilities		(3,455)
Net Capital, Per Above	$	383,921

WHITESTONE SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2002

WHITESTONE Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

Accounting Offices



Certified Public Accountants

New York City
1444 86th Street • Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191
◆
Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085
◆
Nassau County
69 Bruce Avenue - Hicksville, NY 11801
Tel: (516) 933-1418
◆
Www.colabella.com

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Whitestone Securities, Inc.

In planning and performing our audit of the financial statements of Whitestone Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

III

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Coldwell & Company

Brooklyn, New York
February 14, 2003